                                                                    EXHIBIT 99.1

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                        IN ACCORDANCE WITH CANADIAN GAAP

        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                JUNE 30,     DECEMBER 31,
                                                                  2000           1999
                                                              ------------   -------------
                                                              (Unaudited)      (Audited)
ASSETS
CURRENT
  Cash and cash equivalents.................................    $447,453        $178,086
  Short-term investments....................................      61,675          65,893
  Accounts receivable.......................................      81,986          60,571
  Inventories...............................................      23,891          12,701
  Assets held for disposal..................................      --              20,000
  Deposits and prepaid expenses.............................       3,075           3,172
                                                                --------        --------
                                                                 618,080         340,423
LONG-TERM INVESTMENTS.......................................       2,297              12
CAPITAL ASSETS, net.........................................      46,407          45,300
OTHER ASSETS, net...........................................     210,322         249,402
                                                                --------        --------
                                                                $877,106        $635,137
                                                                ========        ========
LIABILITIES
CURRENT
  Accounts payable..........................................    $ 22,813        $ 22,685
  Accrued liabilities.......................................      24,543          31,107
  Income taxes payable......................................       4,945           3,585
  Customer prepayments......................................       9,922           4,962
  Future income taxes (Note 1)..............................       1,262         --
  Current portion of long-term debt.........................       1,298          12,016
                                                                --------        --------
                                                                  64,783          74,355
FUTURE INCOME TAXES (Note 1)................................      11,034         --
LONG-TERM DEBT..............................................      --             125,488
                                                                --------        --------
                                                                  75,817         199,843
                                                                --------        --------
SHAREHOLDERS' EQUITY
  Convertible Subordinated Preferred Equivalent Debentures
    (Note 2)................................................     304,269         --
  Share capital.............................................     470,939         368,538
  Warrants..................................................       8,244           8,244
  Retained earnings.........................................      18,105          57,252
  Cumulative translation adjustment.........................       (268)           1,260
                                                                --------        --------
                                                                 801,289         435,294
                                                                --------        --------
                                                                $877,106        $635,137
                                                                ========        ========

                              BIOVAIL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                        IN ACCORDANCE WITH CANADIAN GAAP

  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                   JUNE 30,              JUNE 30,
                                                              -------------------   -------------------
                                                                2000       1999       2000       1999
                                                              --------   --------   --------   --------
REVENUE.....................................................  $61,448    $36,164    $109,589   $64,395
EXPENSES
  Cost of goods sold........................................   13,538      7,848      24,573    12,887
  Research and development..................................   16,132      6,459      30,089    11,783
  Selling, general and administrative.......................   11,179      6,359      20,638    12,604
                                                              -------    -------    --------   -------
                                                               40,849     20,666      75,300    37,274
                                                              -------    -------    --------   -------
OPERATING INCOME............................................   20,599     15,498      34,289    27,121
INTEREST INCOME (EXPENSE), net..............................    7,558     (2,657)      7,742    (5,449)
PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR
  NOTES.....................................................    --         --        (20,039)    --
                                                              -------    -------    --------   -------
INCOME BEFORE INCOME TAXES..................................   28,157     12,841      21,992    21,672
PROVISION FOR (RECOVERY OF) INCOME TAXES (Note 1)...........   (2,650)       775      (4,206)    1,308
                                                              -------    -------    --------   -------
NET INCOME..................................................   30,807     12,066      26,198    20,364
INTEREST EXPENSE ON CONVERTIBLE SUBORDINATED PREFERRED
  EQUIVALENT DEBENTURES.....................................   (9,101)     --         (9,894)    --
                                                              -------    -------    --------   -------
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS..............  $21,706    $12,066    $ 16,304   $20,364
                                                              =======    =======    ========   =======
BASIC EARNINGS PER SHARE....................................  $  0.34    $  0.25    $   0.26   $  0.42
                                                              =======    =======    ========   =======
FULLY DILUTED EARNINGS PER SHARE............................  $  0.31    $  0.22    $   0.25   $  0.38
                                                              =======    =======    ========   =======
SEGMENTED INFORMATION
REVENUE FROM EXTERNAL CUSTOMERS
  Product sales.............................................  $42,362    $24,979    $ 75,993   $37,541
  Research and development..................................   16,501      8,635      28,283    15,352
  Royalty and licensing.....................................    2,585      2,550       5,313    11,502
                                                              -------    -------    --------   -------
                                                              $61,448    $36,164    $109,589   $64,395
                                                              =======    =======    ========   =======
SEGMENT OPERATING INCOME (LOSS)
  Product sales.............................................  $21,923    $12,687    $ 38,386   $15,834
  Research and development..................................   (2,472)     1,633      (6,175)    2,575
  Royalty and licensing.....................................    2,573      2,524       5,261    11,277
  Unallocated...............................................   (1,425)    (1,346)     (3,183)   (2,565)
                                                              -------    -------    --------   -------
                                                              $20,599    $15,498    $ 34,289   $27,121
                                                              =======    =======    ========   =======

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        IN ACCORDANCE WITH CANADIAN GAAP

        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $  26,198   $ 20,364
  Depreciation and amortization.............................     13,639      3,154
  Future income tax recovery (Note 1).......................     (6,630)     --
  Premium paid on early extinguishment of U.S. Dollar Senior
    Notes...................................................     20,039      --
                                                              ---------   --------
                                                                 53,246     23,518
  Change in non-cash operating items:
    Decrease (increase) in accounts receivable..............    (22,041)     6,497
    Increase in inventories.................................    (11,517)    (4,471)
    Decrease in deposits and prepaid expenses...............         97         93
    Decrease in accounts payable and accrued liabilities....     (7,961)    (3,259)
    Increase in income taxes payable........................      1,320        301
    Increase in customer prepayments........................      4,960     11,610
                                                              ---------   --------
                                                                (35,142)    10,771
                                                              ---------   --------
                                                                 18,104     34,289
                                                              ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to capital assets, net..........................     (5,791)    (2,785)
  Maturity of short-term investments, net...................      4,218      --
  Acquisition of long-term investments......................     (2,285)     --
  Proceeds from assets held for disposal....................     20,000      --
  Decrease in other assets..................................        261      --
  Acquisition of product rights.............................     --         (1,811)
  Repayment of executive stock purchase plan loans..........     --             31
                                                              ---------   --------
                                                                 16,403     (4,565)
                                                              ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of share capital.................................    102,822      2,088
  Repurchase of share capital...............................     --        (23,550)
  Issuance of Convertible Subordinated Preferred Equivalent
    Debentures, net of financing costs (Note 2).............    289,410      --
  Interest paid on Convertible Subordinated Preferred
    Equivalent Debentures...................................     (5,625)     --
  Repurchase of U.S. Dollar Senior Notes....................   (141,017)     --
  Reduction in other long-term debt.........................    (10,657)      (300)
                                                              ---------   --------
                                                                234,933    (21,762)
                                                              ---------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS...............................................        (73)       117
                                                              ---------   --------
INCREASE IN CASH AND CASH EQUIVALENTS.......................    269,367      8,079
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............    178,086     78,279
                                                              ---------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $ 447,453   $ 86,358
                                                              =========   ========

                              BIOVAIL CORPORATION

            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        IN ACCORDANCE WITH CANADIAN GAAP

               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)
                                  (UNAUDITED)

1.  FUTURE INCOME TAXES

    Effective January 1, 2000, Biovail Corporation (the "Company") changed its method of accounting for income taxes from the deferral method to the liability method of tax allocation as required by the Canadian Institute of Chartered Accountants. As permitted under the new rules, prior-year financial statements have not been restated. The cumulative effect of this change at January 1, 2000 was a decrease in opening retained earnings of $55,451,000, a decrease in goodwill of $36,524,000 and an increase in the future income tax liability of $18,927,000, reflecting the net liability which existed at that date for the difference between the accounting and tax value of the Company's assets and liabilities. For the six months ended
    June 30, 2000, application of the new income tax rules increased net income by $7,593,000 reflecting the reduction of the difference between the accounting and tax values, the reduction in goodwill amortization and the recognition of losses incurred by the Company's subsidiary Biovail Technologies Ltd. during the period.

2.  CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    On March 22, 2000, the Company issued $300 million of 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities"). The Convertible Preferred Securities are unsecured and subordinated to all Senior Indebtedness, as defined, of the Company. The Convertible Preferred Securities are convertible at any time into common shares at $60.675 per common share and may be redeemed at the option of the Company beginning on March 31, 2003 at a redemption price of 104.725% declining each year as prescribed in the indenture agreement to 100% by March 31, 2010. The Company has a special right to redeem the Convertible Preferred Securities prior to March 31, 2003 at 106.75% if the trading price of the Company's stock equals or exceeds $91.01 per share on the NYSE for a specified period, subject to certain conditions. Interest is payable quarterly in arrears commencing June 30, 2000. Subject to certain conditions, the Company has the right to defer payment of interest on the Convertible Preferred Securities for up to 20 consecutive quarterly periods. Interest and principal are payable in cash or, at the option of the Company, from the proceeds on the sale of equity securities of the Company delivered to the trustee of the Convertible Preferred Securities.

    For purposes of accounting under Canadian GAAP, the Convertible Preferred Securities are presented within shareholders' equity and are comprised of the holder conversion option and the interest and principal component. The value ascribed to the option component of $43,506,000 has been determined using the residual method after calculating the component attributable to the present value of the required interest and principal repayments at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the Convertible Preferred Securities were issued. The present value of the interest and principal repayments amounted to $260,763,000 and is also shown as a component of shareholders' equity reflecting the option the Company has to pay the liability from the sale of equity securities. The present value will be accreted to the face value of the payments over the 25 year term of the indenture as a charge to income attributable to common shareholders.

                                     [LOGO]

August 29, 2000

Dear Fellow Shareholder,

Biovail Corporation changed its accounting reporting convention from Canadian Generally Accepted Accounting Principles to U.S. Generally Accepted Accounting Principles effective January 1, 2000.

Enclosed you will find our Letter to Shareholders and quarterly financial statements prepared under U.S. GAAP. Additionally, Biovail Corporation will continue to provide and has enclosed its financial results under Canadian GAAP for your information.

Thank you for your continued support. If you have any questions regarding the enclosures, please do not hesitate to contact the undersigned at (416) 285-6000.

Sincerely,

Kenneth G. Howling

Vice President Finance

KGH/ls